

Mail Stop 3720

March 26, 2007

Ms. Amy Gallo
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

Re: **Fortune Industries, Inc.**
        Form 10-K for Fiscal Year Ended August 31, 2006
        Filed November 29, 2006

        Forms 10-Q for Fiscal Quarters Ended November 30, 2006
        File No. 0-19049

Dear Ms. Gallo:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2006

Consolidated Statements of Operations, page 45

1. If the captions "cost of sales" and "gross profit" exclude depreciation for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of sales." Please address this comment accordingly through your filing.

Consolidated Statements of Cash Flows, page 47

2. Please present the allowance for doubtful accounts on a gross basis by presenting bad debt expense as an adjustment to reconcile net income to net cash provided in operating activities.

Note 1 – Nature Business and Summary of Significant Accounting Policies
Revenue and Cost Recognition, page 50

3. Tell us and disclose your revenue recognition accounting policy with regard to your services provided in your Business Solution segment.

Note 2 – Acquisitions and Pro Forma Financial Statements
CSM, Inc (Business Solutions Segment)

4. We note you issued a put option related to the restricted shares issued in the CSM acquisition. Please tell us if this put option can also be put to the Company. If so tell us how you considered paragraph 10 and 11 of SFAS 150 related to the option. Also tell us how you considered the option in your purchase accounting.

    If the Company is not liable for the put option please tell us how you considered the amendment to SAB Topic 5 as codified in SAB 107. Also tell us how you considered the option in your purchase accounting.

5. Please tell us how you considered EITF 01-03 in regards to the deferred revenue recognized in the CSM acquisition.

Ms. Amy Gallo
Fortune Industries, Inc.
March 26, 2007
Page 3

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

6. We note that you conclude that your disclosure controls and procedures were not effect on August 31, 2006. Please tell us who discovered the material weaknesses, when they were discovered and your plans to remediate the control weaknesses.

7. Please tell us if you had any changes in internal control over financial reporting that has materially affected, or is reasonably likely to materially effect, your internal controls over financial reporting as outlined in Item 308(c) of Rule S-K.

Form 10-Q for the quarterly period ended November 31, 2006

8. Address the comments above as applicable.

Note 11 – Variable Interest Entity, page 20

9. Please provide us with additional details concerning the Variable Interest Entity. Tell us when the Variable Interest Entities was created. Tell us how you determined that consolidation was appropriate as of November 31, 2006. Also tell us how you determine that consolidation was not appropriate in previous periods.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director